UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: **001-01072**

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)
701 Ninth St., N.W.
Washington, D.C. 20068
(202) 872-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Guarantee by Potomac Electric Power Company of the
7 3/8 % Trust Originated Preferred Securities issued by Potomac Electric Power Company Trust I
(Title of each class of securities covered by this Form)

Serial Preferred Stock, $50 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)		Rule 12h-3(b)(1)(i)	**X**
Rule 12g-4(a)(1)(ii)		Rule 12h-3(b)(1)(ii)	
Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(i)	
Rule 12g-4(a)(2)(ii)		Rule 12h-3(b)(2)(ii)	
		Rule 15d-6	

Approximate number of holders of record as of the certification or notice record date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Potomac Electric Power Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 29, 2003   By: /s/ A. W. WILLIAMS
                                        Andrew W. Williams
                                        Senior Vice President and Chief Financial Officer